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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          MIDDLE BAY OIL COMPANY, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   595673-20-3
                                 (CUSIP Number)

C. J.  Lett,  III             with a copy to:  Douglas A.  Branch, Esq.
President                                      Phillips McFall McCaffrey
Bison Energy Corporation                       McVay & Murrah, P.C.
9320 East Central                              211 N.  Robinson,
Wichita, Kansas  67206                         12th Floor, One Leadership Square
(316)636-1801                                  Oklahoma City, OK  73102
                                               (405)235-4100

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               January 15, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages
                       Exhibit Index Appears on Page N/A
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                                  SCHEDULE 13D
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CUSIP NO.  595673-20-3                                         Page 2 of 4 Pages
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bison Energy Corporation, IRS No.  48-0934178
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [ ]
     (b) [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)     [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas
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  NUMBER OF         7.   SOLE VOTING POWER
   SHARES
BENEFICIALLY             562,000 as of January 15, 1997
  OWNED BY        --------------------------------------------------------------
    EACH            8.   SHARED VOTING POWER
  REPORTING
PERSON WITH              0
                  --------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                         562,000 as of  January 15, 1997
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10.  SHARED DISPOSITIVE POWER

     0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     562,000 as of January 15, 1997
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES   [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.23% as of January 15, 1997
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14.  TYPE OF REPORTING PERSON

     CO
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Item 1.  Security and Issuer

         The class of securities to which this statement relates is the Common Stock, $.01 par value per share (the "Stock"), of Middle Bay Oil Company, Inc. (the "Company"). The principal executive office of the Company is at 115 S. Dearborne Street, Mobile, AL 36602.


Item 2.  Identity and Background

         (a) - (c), (f)  This statement is filed on behalf of Bison Energy
                         Corporation ("Bison"), a corporation organized under the laws of the State of Kansas, whose principal business is the exploration, development and production of oil and gas, and whose principal office address is 9320 East Central, Wichita,
                         Kansas 67206.

         (d), (e) During the last five years, neither Bison nor, to the best knowledge of Bison, any of its executive officers or directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         Bison acquired the Common Stock in connection with the merger of NPC Energy Corporation ("NPC") with and into the Company. Prior to the merger Bison beneficially owned 449,600 shares (56.2%) of NPC's issued and outstanding common stock (the "NPC Common Stock"). As a result of the merger, Bison received 1.25 shares of the Company's stock in exchange for each share of NPC Common Stock which it owned.


Item 4.  Purpose of Transaction

         Bison acquired the Common Stock in connection with and as a result of the merger of NPC with and into the Company. While Bison may purchase additional Common Stock from time to time, it has no plans or proposals which relate to or would affect the Company's corporate structure, policies or business operations, as enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.


Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, Bison beneficially owns 562,000 or 30.23%, of the Company's outstanding Common Stock.

         (b) As of the date hereon, Bison had sole power to vote, or to direct the vote of, and to dispose of, or direct the disposition of, the shares of Common Stock that it owns.
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         (c)  During the past 60 days, Bison has not purchased any shares of
              Common Stock.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities specified in paragraph (a).

         (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Bison has no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

         (a) Agreement and Plan of Merger, dated as of December 17, 1996, by and among the Company, Bison and NPC (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated December 30, 1996, as filed with the Commission on January 8, 1997, and incorporated herein by reference).


Signature

         The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

February 3, 1997                            BISON ENERGY CORPORATION
-----------------------
Date                                        By:  /s/ C.J. Lett, III
                                            ----------------------------
                                                    Signature

                                            C.J. Lett, III, President
                                            ----------------------------
                                                    Name/Title

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